SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                    SUN TELEVISION & APPLIANCES INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    866881105
                                 (CUSIP Number)


                                David A. Belford
                        2097 S. Hamilton Road, Suite 200
                                 COLUMBUS, OHIO
                                      43232
                                  614-755-2228
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 6, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      Page 1 of _____ Pages

                           SCHEDULE 13D


CUSIP NO. 866881105                         Page of    Pages

1    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   David A. Belford

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (a)          |X|
                              (b)          | |

3    SEC USE ONLY


4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            |  |

6    CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

    NUMBER OF          7   SOLE VOTING POWER           246,250
      SHARES           8   SHARED VOTING POWER         466,600
   BENEFICIALLY
     OWNED BY          9   SOLE DISPOSITIVE POWER      246,250
       EACH
    REPORTING         10   SHARED DISPOSITIVE POWER    466,600
   PERSON WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    712,850

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
                                                       |   |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.1%

14    TYPE OF REPORTING PERSON*

    IN

                                  SCHEDULE 13D


CUSIP NO.866881105                                  Page of    Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Howard I. Belford

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (a)          |X|
                              (b)          | |
3    SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            |  |

6    CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

    NUMBER OF          7   SOLE VOTING POWER           165,826.3781
      SHARES           8   SHARED VOTING POWER         466,600
   BENEFICIALLY
     OWNED BY          9   SOLE DISPOSITIVE POWER      165,826.3781
       EACH
    REPORTING         10   SHARED DISPOSITIVE POWER    466,600
   PERSON WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      632,426.3781

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                 |   |

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.63%

14    TYPE OF REPORTING PERSON*

    IN

Item 1.     SECURITIES AND ISSUER.

     This statement relates to the common Stock (the "Common Stock"), of Sun Television & Appliances Incorporated (the "Company"), whose principal executive offices are located at 6600 Port Road, Groveport, Ohio 43125.

Item 2.     IDENTITY AND BACKGROUND.

     This statement is being filed by David A. Belford and Howard I. Belford (collectively, the "Reporting Persons"). David A. Belford and Howard I. Belford are President and Vice President, respectively, of Nationwide Warehouse & Storage, Inc., a furniture retailer. Each of the Reporting Persons is a U.S. citizen and their business address is 2097 S. Hamilton Road, Suite 200, Columbus, Ohio 43232.

           Neither of the Reporting Persons has been, during the last five years
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the securities of the Company acquired by the Reporting Persons was approximately $3.5 million, all of which was obtained from their personal funds.

Item 4.     PURPOSE OF TRANSACTION.

     The securities of the Company were acquired for investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock through open market or privately negotiated transactions depending on existing market conditions and other considerations which the Reporting Persons may deem relevant. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company.

     Except as set forth above, neither of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     David A. Belford owns 246,250 shares of Common Stock, Howard I. Belford owns 165,826.3781 shares of Common Stock and the Reporting Persons jointly own an additional 466,600 shares of Common Stock, which in the aggregate constitute approximately 5.05% of the outstanding shares of Common Stock of the Company.

     Exhibit A hereto sets forth transactions in shares of Common Stock of the Company effected by the Reporting Persons during the 60-day period preceding the date hereof, the dates of such transactions and the purchase price per share (exclusive of commissions). All of such shares were purchased in brokerage transactions in open market purchases.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

           Not applicable.

     SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /S/DAVID A. BELFORD
                               David A. Belford

                               /S/HOWARD I. BELFORD
                               Howard I. Belford

Dated:     November 13, 1996

                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                               /S/DAVID A. BELFORD
                                 David A. Belford


                               /S/HOWARD I. BELFORD
                               Howard I. Belford
November 13, 1996

                                                      EXHIBIT A

                          RECENT TRANSACTIONS IN SHARES


      The following table indicates shares of Common Stock acquired by the Reporting Persons during the past sixty days. All transactions were effected in brokerage transactions in the over-the-counter market.

                     Number of
     DATE         SHARES PURCHASED      PRICE PER SHARE
     ----         ----------------      ---------------
   9/11/96                5,000            $ 3.2800
   9/13/96                8,500              3.4050
   9/13/96                5,000              3.5300
   9/13/96               16,500              3.2500
   9/16/96                1,900              3.2500
   9/17/96                4,100              3.2500
   9/17/96               25,000              3.4675
   9/18/96                5,000              3.4050
   9/18/96               30,000              3.4675
   9/18/96               27,500              3.2500
   9/19/96               15,000              3.4050
   9/25/96                4,000              3.2175
   9/25/96               11,000              3.2800
   10/2/96                5,000              3.2800
   10/3/96                5,000              3.2175
   10/3/96                7,500              3.2800
   10/4/96                4,000              3.2175
   10/4/96                7,500              3.2800
   10/7/96                6,000              3.1550
   10/10/96               5,000              2.5925
   10/10/96              10,000              2.6550
   10/10/96               5,000              2.7175
   10/10/96               6,600              2.7800
   10/11/96              11,000              2.7175
   10/11/96              43,000              2.7800
   10/15/96              30,000              2.7175
   10/16/96              30,000              2.7800
   10/21/96               5,000              2.7800
   10/23/96              24,000              2.7800
   10/24/96              25,000              2.7800
   10/25/96              25,000              2.7800
   10/28/96              20,000              2.7175
   10/29/96              10,000              2.6550
   10/30/96              15,000              2.7175
   10/30/96               5,500              2.7800
   10/30/96               5,000              2.7180
   11/4/96                3,000              2.7800
   11/5/96               15,000              2.7180
   11/8/96               15,000              2.7175